EXHIBIT 21.1

SUBSIDIARIES OF THESTREET, INC.

ENTITY	JURISDICTION OF INCORPORATION

Bankers Financial Products Corporation	Wisconsin
BankingMyWay.com, LLC	Wisconsin
KKL Acquisition Holdings I, LLC	Delaware
SP-TSC Holdings LLC	Delaware
Stockpickr LLC	Delaware